UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File No. 001-39000

Vista Oil & Gas, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

N.A.

(Translation of Registrant’s Name into English)

Pedregal 24, Floor 4,

Colonia Molino del Rey, Alcaldía Miguel Hidalgo,

Mexico City, 11040

Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Mexico City, Mexico, April 11th, 2022

REMOTE ACCESS TO THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING TO BE HELD ON APRIL 26, 2022

We at Vista Oil & Gas, S.A.B. de C.V. (“Vista”) have determined that in addition to Vista’s Ordinary an Extraordinary Shareholders’ Meeting to be held on April 26, 2022 at the Company’s registered office and at the address indicated for such purpose in the call for such meeting, we will also provide to our shareholders and/or their representatives remote access to said meeting; provided, that the shareholders or their representatives shall attend such meeting in accordance with the terms set forth in the referred call and applicable law.

The details for getting remote access will be provided, upon request of the interested shareholders, along with the process of for obtaining the attendance tokens as described in the call for the shareholders’ meeting. Please contact us at ir@vistaenergy.com and paseasambleasvista@creel.mx for any further information.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2022

VISTA OIL & GAS, S.A.B. DE C.V.

By:	/s/ Alejandro Cherñacov
Name:	Alejandro Cherñacov
Title:	Strategic Planning and Investor Relations Officer